Exhibit 99.1

NEW GOLD ANNOUNCES COMMERCIAL PRODUCTION AT NEW AFTON'S C-ZONE AND FIRST ORE FROM RAINY RIVER UNDERGROUND MAIN AHEAD OF SCHEDULE

Projects are Expected to Drive Significant Production Growth and Cost Reduction

TORONTO, Oct. 29, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to announce the completion of significant production milestones at the New Afton copper-gold mine in British Columbia and the Rainy River gold mine in Ontario.

C-Zone, New Afton's fourth block cave, achieved commercial production ahead of schedule with the materials handling system coming online in October and the cave footprint reaching the targeted hydraulic radius for self-cave propagation. Installation of the gyratory crusher and conveyor system was completed ahead of schedule and C-Zone is now set up for high capacity, low-cost, low-emission ore transportation for the life-of-mine. Additionally, construction of the C-Zone cave footprint has reached the targeted 18 draw bells for hydraulic radius. These two milestones are expected to have an immediate positive impact on unit operating costs and ultimately facilitate a ramp-up to previously achieved processing rates of more than 14,500 tonnes per day by 2026.

At Rainy River, first development ore was mined from Underground Main, ahead of schedule. Underground Main contains the majority of underground mineral reserves at Rainy River and will be an important source of higher-grade production in the coming years to supplement mill feed from the open pit and the Intrepid underground zone. Mining of first ore follows the completion of the main fresh air raise and in-pit portal in the third quarter. With these important milestones completed, the Underground Main project is on track to commence stoping in the first half of 2025 and ramp up to an underground production rate of approximately 5,500 tonnes per day by 2027.

"Today's announcement highlights delivery of critical milestones at both of our growth projects, ahead of schedule." stated Patrick Godin, President and CEO. "At New Afton, safely achieving commercial production at C-Zone and commissioning of the crusher and conveyor system will have a meaningful and immediate impact on costs, which will translate to ongoing and annual sustained free cash flow generation. At Rainy River, accessing first development ore from Underground Main marks a key milestone and the underground mine remains well positioned to achieve the 5,500 tonnes per day production target by 2027. Furthermore, technical studies are underway at both operations with the objective of replacing depletion of mineral reserves and unlocking additional value."

New Afton Achieves Commercial Production at C-Zone, Completes Installation of the Crusher-Conveyor System

  Installation of the C-Zone gyratory crusher was completed in October, approximately two months ahead of schedule. All other components of the materials handling system, including the reclaim apron feeder, conveyors, and transfer stations were previously completed. With installation of the crusher, the materials handling system is fully operational and performing as expected. The materials handling system has a design capacity approximately 24,000 tonnes per day.
  To date, 18 of a total 91 draw bells have been constructed at C-Zone, reaching the targeted cave footprint to achieve steady state self-cave propagation. This marks a transition point in the cave ramp-up schedule which allows New Afton to safely increase the draw rate from C-Zone while closely monitoring cave growth through the extensive instrumentation system.
  C-Zone is on-track to achieve the planned production ramp-up through the remainder of 2024 and 2025 while the B3 cave continues to perform as expected at a current mining rate of approximately 9,000 tonnes per day.
  C-Zone will be one of the most technologically advanced, low-emission underground mines in Canada. The Integrated Operation Centre on surface is now complete and automation of production scoops at B3 is operational during shift-change. The automation system for C-Zone production is on track for completion in the first half of 2025, providing significant safety and productivity benefits.
  The tailings stabilization project is trending ahead of the target completion date of year-end 2025. The piezometer network is showing a positive response to dewatering well operation and the performance of evaporators throughout the summer has reduced pond volumes by approximately 45% from the start of the year.

Rainy River Achieves First Ore from Underground Main and Completes Key Project Milestones

  In late September, Rainy River advanced the first ore development rounds in Underground Main, marking a key milestone as the Company continues to establish additional mining zones and complete key infrastructure in preparation for the production ramp-up to approximately 5,500 tonnes per day from underground by 2027.
  As previously reported, the main ventilation raise was completed on time in the third quarter, providing increased airflow to accommodate additional development headings at the 17 East and ODM East zones of Underground Main. Main fans and heaters are scheduled to be installed at the ventilation raise by summer 2025, completing the main fresh air infrastructure for the life-of-mine.
  The second access portal to the underground mine, at the eastern side of the open pit, was established in the third quarter. The ramp from the underground workings to the pit is expected to be connected by early 2025, providing a second means of egress from the underground mine and significantly reducing underground haulage distances.
  Underground mining at Intrepid continues to perform well, averaging more than 1,000 tonnes per day in September and with grades reconciling positively with the block model.

Technical Studies and Upcoming Catalysts

  The Company continues to make progress on value-adding technical studies at Rainy River and New Afton, following successful exploration results at both operations throughout the year. The objective is to convert a portion of the significant mineral resources at each operation to mineral reserves and continue to expand the pipeline of mineral resources and exploration targets to establish an ongoing cycle of mineral reserves replacement.
  At Rainy River, following the addition of Phase 5 to open pit mineral reserves at the end of 2023, the Company continues to evaluate strategic opportunities to maximize value at Rainy River and further extend open pit mining. Following the positive near-surface exploration results this year, and considering the higher gold price environment, the Company is evaluating the potential for further open pit pushbacks and/or satellite pits to further leverage the existing processing capacity and open pit mining fleet.
  At New Afton, the Company continues to optimize the C-Zone cave draw plan, with the potential to increase mineral reserves at no additional capital expenditure, and advance the East Extension technical study, with the objective of adding a new high-grade zone to the east of the C-Zone block cave. East Extension has the potential to not only improve the New Afton copper and gold production profiles, but also to unlock other high-grade zones in the eastern sector of the mine, including K-Zone and HW Zone.
  The Company will report year-end 2024 mineral reserves and mineral resources in February 2025.
  An updated 3-year operational outlook will also be provided in February, supported by an investor and analyst technical session.
  Technical information for both operations will be provided in updated NI 43-101 Technical Reports in the first quarter of 2025.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: successfully achieving high-capacity, low-cost, low-emission ore transportation for the life-of-mine at C-Zone; successfully achieving the expected immediate positive impacts on unit operating costs, production and processing rates resulting from achieving the noted milestones; successfully achieving processing rates of more than 14,500 tonnes per day by 2026 at New Afton; successfully generating ongoing and sustained free cash flow moving forward; expectations regarding Underground Main being an important source of higher-grade production in the coming years; successfully commencing stoping in the first half of 2025 for the Underground Main project and ramping up underground production rate to approximately 5,500 tonnes per day by 2027; expectations regarding safely increasing the draw rate from C-Zone moving forward and successfully achieving planned production ramp-up through the remainder of 2024 and 2025; expectations regarding C-Zone being one of the most technologically advanced, low emission underground mines in Canada; successfully completing the automation system for C-Zone in the first half of 2025 and achieving the anticipated benefits thereof; successfully completing the main fresh air infrastructure installation for the life-of-mine at Rainy River by summer 2025; successfully connecting the ramp from the underground workings to the pit by early 2025 and the anticipated benefits thereof; the Company's intended strategy and focus areas for the Rainy River and New Afton mines as well as anticipated opportunities; the potential to further extend open pit mining, open pit pushbacks and/or satellite pits and maximize value at Rainy River;  the potential to successfully increase mineral reserves at no additional capital expenditure, add a new high-grade zone, improve the copper and gold production profiles and unlock other high-grade zones at New Afton; planned activities for 2024 and future years at the Rainy River and New Afton Mines, including planned development and exploration activities, and the projected accuracy of timing; and planned reporting and disclosure in the first quarter of 2025.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

All scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer of New Gold. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:00e 29-OCT-24